Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three months ended		For the six months ended
	June 30,		June 30,
(in thousands)	2010	2009	2010	2009

Earnings:
Pre-tax income (loss) before adjustment for noncontrolling interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(8,594)	$3,937	$(18,599)	$16,367
Amortization of interest capitalized	963	945	1,926	1,845
Interest capitalized	(302)	(827)	(670)	(3,070)
Distributed income of equity investees	1,917	3,313	3,789	7,113
Distributions to Series B preferred unitholders	(1,813)	(1,813)	(3,625)	(3,625)
Fixed charges	24,173	26,257	48,439	52,047

Total Earnings	$16,344	$31,812	$31,260	$70,677

Fixed Charges:
Interest expense	20,927	22,810	41,828	43,242
Capitalized interest	302	827	670	3,070
Debt costs amortization	1,131	807	2,316	2,110
Distributions to Series B preferred unitholders	1,813	1,813	3,625	3,625

Total Fixed Charges	$24,173	$26,257	$48,439	$52,047

Distributions to Series D preferred shareholders	2,034	2,037	$4,067	$4,109

Combined Fixed Charges and Preferred Share Distributions	$26,207	$28,294	$52,506	$56,156

Ratio of Earnings to Fixed Charges	(a )	1.2	(a )	1.4

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b )	1.1	(b )	1.3

a)	For the three and six months ended June 30, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $7.8 million and $17.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily due to a decline in revenue as the result of pressure on net effective rents.

b)	For the three and six months ended June 30, 2010, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $9.9 million and $21.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the period presented is primarily due to a decline in revenue as the result of pressure on net effective rents.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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